 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 12, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X                           No 40-F _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 12, 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM Holdings plc (the “Company”) announces that the following vests took place under the Employee Equity Plan (“EEP”) on 12 November 2015:

Name	Total number of shares vested under the EEP	Shares automatically sold to meet tax liability at 1049.31 pence per share	Total resultant shareholding
Philip Davis (PDMR)	13,150	6,181	6,969
Jennifer Duvalier (PDMR)	18,957	8,910	10,047

The Company also announces that under the EEP, Christopher Kennedy, a PDMR of the Company, received a Restricted Stock Units (“RSU”) award of 90,218 shares which took effect on 12 November 2015.

The Company also announces that the following Long Term Incentive Plan (“LTIP”) awards were made to the following PDMRs which took effect on 12 November 2015:

Name	Total number of shares awarded under the ARM 2015 LTIP	Total number of conditional awards now held under the LTIP
Christopher Kennedy	27,911	27,911
Rene Haas	2,186 ADRs	20,524 plus 8,381 ADRs

The mid-market closing price of the Company’s share on 11 November 2015 was 1053 pence per share and $47.98 per ADR (1 ADR is equivalent to 3 Ordinary shares).

Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance measures and they will normally vest 3 years from the date of award.